Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-5

Alianza Minerals to Begin Trading on OTCQB Venture Market

Vancouver, BC, March 22, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) announces today that its common shares were approved for trading on the OTC Markets Group Inc.'s OTCQB® Venture Market ("OTCQB") for early-stage and developing U.S. and international companies.

Jason Weber, President and CEO, commented, “Listing on the OTCQB is part of a long-term strategy to introduce the Company to a broader audience. We believe trading on the OTCQB will be beneficial for our shareholders and help us enhance liquidity by providing our current and future American investors with easier access to trade our common shares in the United States."

The OTCQB is for entrepreneurial and development stage U.S. and international companies that are committed to providing a high-quality trading and information experience for their US investors. To be eligible, companies must be current in their financial reporting, pass a minimum bid price test, and undergo an annual company verification and management certification process. The OTCQB’s quality standards provide a strong baseline of transparency, as well as the technology and regulation to improve the information and trading experience for investors.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada, Colorado and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol TARSF.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY’S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.